MANHATTAN MINERALS CORP.

NEWS RELEASE

April 14, 2003

Toronto Stock Exchange

Trading Symbol: MAN

OPTION AGREEMENT EXTENDED TO MAY 2004

TAMBOGRANDE PROJECT

Manhattan Minerals Corp. is pleased to announce that the Government of Peru has granted the company a one-year extension to its Option Agreement on the Tambogrande Concessions.  The new term of the agreement extends the time period for the company to exercise it’s option agreement on these concessions to May 31, 2004.  The extension also asks the company to meet the terms of the option agreement, by December 31, 2003, such terms including delivery of the Environmental Impact Assessment, and the delivery of a finance plan for project development.

Manhattan Minerals Corp. has previously submitted to the Government of Peru the Environmental Impact Assessment for the TG-1 gold and copper project.  The company has also submitted all of the accompanying and additional base line data in Spanish and English languages, and the EIA review by the Government of Peru is continuing.  The formal community EIA workshops that ensure dissemination of environmental, social, and economic data will commence during May.  These will be followed by a formal public comment period.  The company is currently developing a finance plan for project development as per the existing option agreement terms and anticipates meeting all of the option requirements.

The extension enables the company to continue to meet the expectations of the population of the District of Tambogrande, by 1) ensuring that there is sufficient communication of the factual data contained within the previously submitted Environmental Impact Assessment, and 2) ensuring the company is able to be responsive to any modifications which may be requested.  The company’s experience has been that as this information is distributed and understood by the community, that community support for the project grows.  As previously announced on February 26, 2003, petitions of support from half of the registered voters in the District of Tambogrande were submitted to various government officials only 10 weeks after the company delivered the EIA.

For further information, please contact:

Dr. Lawrence M. Glaser

Chairman, President & CEO

Tel: (604) 669-3397

www.manhattan-min.com